UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of MAY, 2007.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  May 24, 2007                         /s/ Douglas Good
      -----------------------------        -------------------------------------
                                           Doug Good,
                                           Chairman

                            ROCHESTER RESOURCES LTD.
           400 - 535 Howe Street, Vancouver, British Columbia, V6C 2Z4
                    Phone: (604) 484-6614 Fax: (604) 688-3348
                      TSXV: RCT OTCBB: RCTFF Frankfurt: R5I

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NEWS RELEASE                                                        MAY 24, 2007

                  ROCHESTER'S MINA REAL MILL RESUMES PRODUCTION

VANCOUVER,  CANADA - ROCHESTER  RESOURCES  LTD.  (TSXV:  RCT;  OTCBB:  RCTFF AND
FRANKFURT: R5I): The Board of Directors is pleased to advise that it has received the necessary approvals and recommenced milling operation at its Mina Real Gold/Silver Mine in the State of Nayarit, Mexico.

"With the completion of the modifications to the pregnant solution pumping and piping systems and the additional capacity implemented in the grinding section, we are now in an excellent position to meet, and possibly exceed, our initial target of 200 tonnes/day with 80% grind passing 100 mesh and recovery of 90%+ for gold." Commented Dr. Alfredo Parra, President. "Agreement in principal has also been reached with the regulatory authorities to develop a new tailings pond in the vicinity of the mill which will ensure the necessary capacity to implement a sustained increase in milling capacity above the current 200 tonne/day design."

Rochester represents a pure-play into the exploration and development of gold and silver properties located in Mexico. With grades reported in 2007 ranging all the way from an average of 12.1 grams/tonne gold and 209 grams/tonne of silver over 775 metres of drift development, to 30.8 grams/tonne of gold and 212 grams/tonne of silver over eleven continuous samples taken from approximately 20 metres of ramp development within the vein system, the Mina Real Mine could certainly be considered a "high-grade" gold/silver deposit.

Dr. Alfredo Parra, the company's President, has an extensive background in mining exploration and operations, including senior management level positions with major Mexican based corporations such as CIA Minera Penoles and Kennecott. Dr. Parra is currently the Company's in-house Qualified Person and QP Member of the Mining and Metallurgical Society of America with special expertise in Mining.

Rochester's key operating personnel are highly skilled and credentialed Mexican citizens with the ability to identify and negotiate the acquisition of other advanced exploration and development properties in the region. Operating management has strong support from an active board of consulting directors with extensive experience in mining, milling and exploration.

ON BEHALF OF THE BOARD                       INVESTOR INFORMATION CONTACT:

/s/ DOUGLAS F. GOOD                             Empire Communications Inc.
Douglas F. Good, Chairman                         Tel: 1-866-841-0068
                                         Email: info@rochesterresourcesltd.com
                                         Website: www.rochesterresourcesltd.com

FORWARD LOOKING STATEMENTS

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. In addition, the Company has not conducted an independent feasibility study on the Mina Real project which may increase the risk that the planned operations are not economically viable. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.